UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Company Registry (NIRE): 35.300.186.133

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

MINUTES OF THE 361th MEETING OF THE BOARD OF DIRECTORS

HELD ON DECEMBER, 26th, 2018

1.         DATE, TIME AND PLACE: At 18:00 p.m., on December, 26th, 2018 at Engenheiro Miguel Noel Nascentes Burnier Road, nº.1755, Km 2.5, in the city of Campinas, state of São Paulo.

2.         CALL NOTICE: The meeting was called pursuant to Paragraph 3, Article 17 of the Bylaws of CPFL Energia.

3.         ATTENDANCE:  All the members of the Board of Directors (“Board”), pursuant to Paragraph 7 of Article 17 of the Company’s Bylaws.

4.         PRESIDING BOARD: Chairman – Bo Wen and Secretary – Gustavo Henrique de Aguiar Sablewski.

5.         MATTERS DISCUSSED AND RESOLUTIONS TAKEN BY UNANIMOUS VOTE:

The reading of the Agenda was waived as all those present were aware of its contents. The directors also resolved that these minutes will be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the headquarters of the Company, and the publication of these minutes without the signatures of the directors and the suppression of strategic and/or confidential information.

After discussing and examining the items on the Agenda, the Directors, unanimously resolved as follows:

(i) To approve, in terms of Resolution n° 2018179-C, the guarantee of up to R$ 42,421,842.05 (forty-two million, four hundred and twenty-one thousand, eight hundred and forty-two reais and five cents), under the conditions and terms set below;

(ii) To recommend, in terms of Resolution n° 2018179-C, the favorable vote to its representatives of CPFL Geração de Energia S.A. (“CPFL Geração”) for approval of an eventual guarantee of up to R$ 42,421,842.05 (forty-two million, four hundred and twenty-one thousand, eight hundred and forty-two reais and five cents), under the conditions and terms set below;

(iii) To recommend, in terms of Resolution n° 2018179-C, the favorable vote of its representatives in the deliberative bodies of CPFL Transmissão Maracanaú S.A. (“CPFL Transmissão Maracanaú”), for (i) the hiring of Banco do Nordeste do Brasil (“BNB”) financing, in the total amount of up to R$ 42,421,842.05 (forty-two million, four hundred and twenty-one thousand, eight hundred and forty-two reais and five cents), with grace period of up to 42 months and maturity up to 20 years, amortization and interest payments monthly after grace period; (ii) the hiring of a Custodian Agent, which shall be responsible to maintain the guarantee of the receivables of the contract and opening three new bank accounts considering that the Custodian

Agent shall be selected from a list from this Resolution, archived in CPFL Energia’s headquarters;

(iii) the hiring of bank guarantees, previously of each disbursement, that shall be selected from a list from this Resolution, archived in CPFL Energia’s headquarters, in the total amount of up to R$ 42,421,842.05 (forty-two million, four hundred and twenty-one thousand, eight hundred and forty-two reais and five cents), with estimated tenor until 6 months after project’s completion with CPFL Energia’s guarantee. The conditions presented in this resolution submited to the Board of Executives and Board of Directors Meetings still depends on final approval from the Board of Executives from Banco do Nordeste do Brasil (“BNB”).

(iv) To recommend, in terms of Resolution N. 2018176-C, the favorable vote to its representatives at the Extraordinary General Meetings of Rio Grande Energia S.A. ("Merged" and/or "RGE") and RGE Sul Distribuidora de Energia S.A. ("Merging Company" and/or "RGE Sul"), considering the approval of the grouping of the concessions by Agência Nacional de Energia Elétrica (“ANEEL”), to take  the following measures: (i) Ratification of the engagement of KPMG Auditores Independentes to prepare the Book Valuation Report of the Merged Company’s equity; (ii) Approval of the Book Valuation Report of the Merged Company’s book net assets as in October 31st, 2018; (iii) Approval of the Private Instrument of Protocol and Justification of the Merger to be executed by and between the Merged Company and its Merging Company;

(iv) Approval of the merger of the book net assets of energy distributor RGE into RGE Sul, with the consequent extinction of RGE; (v) Recognition at RGE Sul of the book net assets merged in the form of: (v.a) Capital Reserve – Tax Benefit of Merged Intangible Assets:Merger of the capital reserve of R$ 121,900,909.65 (one hundred twenty-one million, nine hundred thousand, nine hundred nine reais and sixty-five cents), related to the tax benefit computed on the merged acquisition intangible assets of CPFL Serra, in accordance with the concepts of CVM Rules No. 319/1999 and No. 349/2001 and ICPC 09 (R2); (v.b) Earnings Reserve – Legal Reserve:Merger of the legal reserve of R$ 46,048,104.06 (forty-six million, forty-eight thousand, one hundred four reais and six cents), corresponding to the application of 5% to profit for the period as provided for by article 193 of Law No. 6,404/1976 (“Brazilian Corporation Law”); (v.c) Earnings Reserve – Earnings Retention for Investment: Merger of earnings reserve for investment of R$ 46,890,000.00 (forty-six million, eight hundred and ninety thousand reais), set up to ensure the investment plan for business expansion and preservation, on the terms of article 196 of the Brazilian Corporation Law; (v.d) Statutory Reserve – Working Capital Improvement: Merger of the statutory reserve for working capital improvement in the amount of R$ 57,789,721.78 (fifty-seven million, seven hundred and eighty-nine thousand, seven hundred and twenty-one reais and seventy-eight cents), set up considering the macroeconomic scenario and the hydrologic uncertainties, in accordance with item (d) of article 28 of the By-laws; (v.e) Comprehensive Income: Merger of comprehensive income in the net negative balance of R$ 9,116,183.46 (nine million, one hundred and sixteen thousand, one hundred and eighty-three reais and forty-six cents), comprising: (a) the negative balance of actuarial losses of pension and retirement supplementation plans for its employees of R$ 17,470,355.09 (seventeen million, four hundred and seventy thousand, three hundred and fifty-five reais and nine cents); and (b) partially offset by the positive balance of credit risk in the marking to market of financial liabilities of R$ 8,354,171.63 (eight million, three hundred fifty-four thousand, one hundred seventy-one reais and sixty-three cents); (v.f) Retained Earnings: Merger of the balance of retained earnings of R$ 383,156,547.15 (three hundred eighty-three million, one hundred fifty-six thousand, five hundred and forty-seven reais and fifteen cents) that will be allocated at the end of 2018 by RGE Sul to its shareholders CPFL Energia S.A. (“CPFL Energia”) and CPFL Comercialização Brasil S.A. (“CPFL Brasil”); (v.g) Capital Increase: Capital increase at RGE Sul of R$ 1,293,022,299.00 (one billion, two hundred and ninety-three million, twenty-two thousand, two hundred and ninety-nine reais), corresponding to the remaining portion of the book net assets of the Merged Company after the allocations mentioned in items (v.a) to (v.f) above, with issuance of 598,976 (five hundred and ninety-eight thousand, nine hundred and seventy-six) new common shares. As mentioned above, the capital increase at RGE Sul will be exclusively made by the shareholder CPFL Energia, with consequent dilution of the shareholding interest of the shareholder CPFL Brasil; (vi) Amendment to article 5 of the By-laws of RGE Sul, in order to reflect the merger effects, which shall become effective with the following wording: “Article 5 – Subscribed and paid-in capital amounts to R$ 2,788,106,505.07 (two billion, seven hundred eighty-eight million, one hundred six thousand, five hundred five reais and seven cents), divided into 1,125,427 (one million, one hundred twenty-five thousand, four hundred twenty-seven) book entry common shares with no par value.”; (vii) Authorize the changes in the book net assets of RGE occurred from the reporting date of the Valuation Report (10/31/2018) to the merger date (12/31/2018) to be included at RGE Sul, being reflected in P&L accounts, as applicable, matched against statement of financial position accounts; (viii) Authorization for the Boards of Executive Officers of RGE and RGE Sul to take all the necessary measures and see to the conduction of all necessary acts for the implementation of the merger operation; and (viv) Authorization of cancelation of 815 (eight hundred and fifteen) common shares in treasury using a portion of the capital reserve existing at RGE Sul in the amount of R$ 8,055,878.21 (eight million, fifty-five thousand, eight hundred seventy-eight reais and twenty-one cents), which shall be approved in the same Extraordinary General Meeting.

6. CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by all present members and the secretary. Mr. Bo Wen (Chairman), Mr. Shirong Lyu, Mr. Andre Dorf, Mr. Yang Qu, Mr. Yumeng Zhao, Mr. Antonio Kandir, Mr. Marcelo Amaral Moraes, Mr. Gustavo Sablewski (Secretary).

For legal purposes, the Portuguese version shall prevail.

I hereby certify that this is copy of the original minutes drawn up in the Board of Directors' Meetings Book.

Campinas, December 26th, 2018.

Bo Wen

(Chairman)

Gustavo Sablewski

(Secretary)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 28, 2018

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.